UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: April 25, 2018

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 25, 2018.

Exhibit 99.1

For Immediate Release

CNOOC Limited Announces Pricing of Guaranteed Notes Offering

(Hong Kong, April 26, 2018) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced on April 25, 2018 (New York time) the pricing of an offering of US$ 1,450,000,000 aggregate principal amount of guaranteed notes. The offering consists of US$450,000,000 of 3.750% guaranteed notes due 2023 (the “2023 Notes”) and US$1,000,000,000 of 4.375% guaranteed notes due 2028 (the “2028 Notes”). The 2023 Notes and 2028 Notes (collectively, the “Notes”) will be issued by CNOOC Finance (2015) U.S.A. LLC, an indirect wholly-owned subsidiary of the Company formed in Delaware, U.S.A. The Notes will be guaranteed by the Company.

The net proceeds from this offering are expected to be approximately US$1,437,504,000. The proceeds are intended to be used in part to repay all or part of certain outstanding borrowings of our wholly-owned subsidiary Nexen Energy Capital Management U.S.A. Inc. and the remaining proceeds from this offering, if any, will be used for general corporate purpose.

Application has been made to The Stock Exchange of Hong Kong Limited for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on The Stock Exchange of Hong Kong Limited is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Finance (2015) U.S.A. LLC.

Bank of China Limited (), BOCI Asia Limited (), Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation Limited and J.P. Morgan Securities LLC are the joint global coordinators, joint lead managers and joint bookrunners for the offering. ICBC International Securities Limited, Mizuho Securities USA LLC, Natixis Securities Americas LLC and Société Générale are the joint bookrunners for the offering.

The offering of the Notes is made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-224357) filed with the United States Securities and Exchange Commission (the “US SEC”) on April 20, 2018. A preliminary prospectus supplement and accompanying prospectus have been filed with the US SEC in connection with this offering. The offering may only be made by means of the prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146; Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010, Attn: Prospectus Department, telephone: 1-800-221-1037; Prospectus Department, Goldman Sachs & Co, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526 / 1-212-902-9316; HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, NY 10018, telephone: 1-866-811-8049; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Facsimile: +1 212 834 6081, Attn: Investment Grade Finance; Mizuho Americas, 320 Park Avenue – 12th Floor, New York, NY 10022, telephone: 1-212-209-9300; Natixis Securities Americas LLC, 1251 Avenue of the Americas, New York, NY 10020; or SG Americas Securities, LLC, 245 Park Avenue New York, NY 10167, telephone: 1-855-881-2018.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes, nor will there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

About CNOOC Limited

CNOOC Limited is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. CNOOC Limited mainly engages in exploration, development, production and sale of crude oil and natural gas.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894-6263

Fax: +852-2576-1990

E-mail: cnooc@hkstrategies.com